UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2008
Commission File Number: 001-31221
Total number of pages: 5
NTT DoCoMo, Inc.
(Translation of registrant’s name into English)
Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	NTT DOCOMO to Dissolve HIVE Inc. Subsidiary
On August 5, 2008, the registrant filed its Quarterly Report with the Director of the Kanto Local Finance Bureau of Japan and provided it to the Tokyo Stock Exchange. This Quarterly Report was filed pursuant to the Financial Instruments and Exchange Law of Japan and contains, among other information, quarterly consolidated financial statements for the three months ended June 30, 2008 prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Material information in the report, other than the quarterly consolidated financial statements, has already been reported by the registrant in its press release dated July 30, 2008, a copy of which was submitted under cover of Form 6-K on July 31, 2008 by the registrant.
Attached is an English translation of the registrant’s quarterly consolidated financial statements for the three months ended June 30, 2008 prepared in accordance with U.S. GAAP.

NTT DoCoMo, Inc.
Sanno Park Tower
2-11-1 Nagata-cho
Chiyoda-ku, Tokyo
100-6150, Japan
FOR IMMEDIATE RELEASE
NTT DOCOMO to Dissolve HIVE Inc. Subsidiary
TOKYO, JAPAN, September 22, 2008 -— NTT DOCOMO, INC. announced today that it will dissolve HIVE Inc., a subsidiary based in Japan.

1.	Outline of subsidiary

Company name:	HIVE Inc.

Address:	5-4-9 Kanda, Chiyoda-ku, Tokyo, Japan

Representative:	Shigemi Suzuki

Business:	Management of anime-related web portal sites and marketing of anime-related businesses

Capital:	88,000,000 yen

Shares issued:	1,760 shares

Fiscal year-end:	March 31

Employees:	2 (as of August 31, 2008)

Main customers:	DOCOMO, etc.

Shareholders:	98.9% owned by DOCOMO

2.	Reasons for Dissolution
DOCOMO established HIVE Inc. as part of its program to encourage employee entrepreneurship. The subsidiary’s purpose was to manage a social network service and anime-related web portal sites, as well as to provide marketing and consulting services for anime-related businesses. A tightening business environment, however, has made it difficult for the subsidiary to meet its revenue and profit targets, prompting DOCOMO’s decision to dissolve the company.

3.	Schedule
The dissolution is expected to be completed in February 2009.

4.	Impact on DOCOMO’s Operating Results
The dissolution is expected to have very little impact on DOCOMO’s consolidated and non-consolidated financial results for the year ending March 31, 2009, and DOCOMO is not amending its forecast earnings for the fiscal year ending March 31, 2009 in connection with the dissolution.
For further information, please contact:
Shuichiro Ichikoshi or Taro Ito
International PR
Public Relations Department
Tel: +81-3-5156-1366
Fax: +81-3-5501-3408
Website: www.nttdocomo.com
Inquiries may also be made through the following URL:
http://www.nttdocomo.com/contact
About NTT DOCOMO
NTT DOCOMO is the world’s leading mobile communications company. DOCOMO serves over 53 million customers, including 45 million people subscribing to FOMATM, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DOCOMO also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by 48 million people. With the addition of credit-card and other e-wallet functions, DOCOMO mobile phones have become highly versatile tools for daily life. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.
i-mode, FOMA and mova are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and other countries
NTT DOCOMO’s FOMA service is only available to subscribers in Japan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: September 22, 2008	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations